UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 23, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Semiconductor Manufacturing International Corporation

File No. 1-31994 - CF#22903

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       Semiconductor Manufacturing International Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 6-K filed on November 17, 2008.

       Based on representations by Semiconductor Manufacturing International Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

              Exhibit 99.1   through November 17, 2013

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

              Peggy Fisher
              Assistant Director